

November 8, 2010

Clifford Teller
President
PinstripesNY, Inc.
c/o Maxim Group LLC
405 Lexington Avenue
New York, NY 10174

> **Re:** **PinstripesNY, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed October 26, 2010**
> **File No. 000-54077**
>
> **PinstripesNYC, Inc.**
> **File No. 000-54078**
>
> **PinstripesNYS, Inc.**
> **File No. 000-54079**

Dear Mr. Teller:

We have received your response to our prior letter to you dated September 7, 2010 and have the following additional comments. Please respond within 10 business days.

General

1. We note your response to our prior comment three. Please revise to disclose that your Form 10 has become effective by lapse of time and that you are now subject to the reporting requirements under Section 13(a) of the Exchange Act.

2. Please confirm your understanding that each Form 10 has a separate reporting obligation.

Business of Issuer, page 3

3. We note your response to our prior comment eight and your updated disclosure in the last paragraph of page four. Please revise to disclose the industry publications from which you have obtained information that there are hundreds of companies seeking a business combination target. Similarly revise on page eight to disclose the industry publications from which you received information that due to general economic conditions, "rapid technological advances" and shortages of available capital, there are "numerous firms" seeking the benefits of becoming a public corporation.

4.    Please explain what is referred to as "rapid technological advances" in some industries.

5.    Please explain, in light of the fact that you have very limited assets and no revenue or operations, how you have "unrestricted flexibility" in seeking, analyzing and participating in potential business opportunities.

Risk Factors, page 6

6.    We note that you have removed this section from your filing.  Your filing must disclose all the material information related to your business operations. While we note that the inclusion of material risk factors to the Form 10 is optional, material information related to your business operations must be disclosed elsewhere. Consideration should be given to certain material aspects of your business which you have previously disclosed, including, but not limited to:

- The time and cost of preparing a private company to become a public reporting company may preclude you from entering into a merger or acquisition with the most attractive private companies;
- The difficulties of establishing and maintaining acceptable internal control over financial reporting.  In this regard, we note that you have no full-time employees, no revenues and very limited assets;
- Following an acquisition or reverse merger, you may not attract attention from major brokerage firms and may not be listed on an exchange;
- Stockholders will likely have a minority interest in you after you complete a reverse merger and will undergo substantial dilution;
- Being subjected to the penny stock rules which require standardized disclosure to purchasers;
- Current economic conditions and how they may affect your ability to obtain financing or complete an acquisition or a reverse merger;
- Management is currently involved with other blank check companies and conflicts in the pursuit of business combinations with such other blank check companies with which they manage may arise; and
- Liquidity in your shares is limited.

Please revise throughout the filing accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 9

7.    With respect to the shares owned by a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares.

Clifford Teller
Pinstripes NY, Inc.
November 8, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jean Yu at 202-551-3305 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at 202-552-3490 or me at 202-551-3642 with any other questions.

Sincerely,


Lauren Nguyen
Attorney-Advisor


cc: David N. Feldman, Esq. (212) 997-4242